Mail Stop 3561

August 20, 2008

Mitchell Rubenstein, Chief Executive Officer
Hollywood Media Corp.
2255 Glades Road, Suite 221A
Boca Raton, FL 33431

> **Re:** **Hollywood Media Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed April 29, 2008**
> **Forms 10-Q for Fiscal Quarter Ended March 31, 2008 and**
> **June 30, 2008**
> **Filed May 12, 2008 and August 6, 2008**
> **File No. 1-14332**

Dear Mr. Rubenstein:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Forward-looking statements, page iii

1. Delete the sentence: "any statements contained in this Form 10-K that are not statements of historical fact may be deemed to be forward-looking statements." You may, however, state to the effect that statements that reflect your current views with respect to future events and financial performance, and any other

statements of a future or forward-looking nature are forward-looking statements for the purposes of the federal securities laws.

Major Business Divisions of Hollywood Media, page 1

2. We note the disclosure of your major business divisions and the various products and services whereby you derive a diverse stream of revenue. Please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services. See Item 101(c)(1)(i) of Regulation S-K. Also, please revise the notes to your financial statements to provide the enterprise-wide disclosures required regarding products and services required by paragraph 37 of SFAS 131.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

3. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note your statement in a risk factor that you had losses from continuing operations of $9.9 million for fiscal 2007 and losses of $9.7 for fiscal 2006. Discuss whether you expect that trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

   - Economic or industry-wide factors relevant to your company, and
   - Material opportunities, challenges, and
   - Risk in the short and long term and the actions you are taking to address them.

   See Item 303 of Regulation S-K and SEC Release No. 33-8350.

4. We note your general disclosure on page 25 regarding the impact of the Broadway stagehand strike in 2007. In this regard, an analysis of consumer spending patterns in 2007 and the current economic difficulties consumers are experiencing suggests retail spending will decline due to cost increases in food, gasoline and other transportation costs. However, your disclosures do not discuss how you expect these trends to impact your business. Please expand your discussion and analysis to include economic and industry-wide factors relevant to your operations whereby you would specifically identify, discuss and analyze

with more insight the short and long-term impact you expect in future periods from recent negative economic trends on your operations. Refer to Item 303(a)(3) of Regulation S-K.

Results of Operations

Year Ended December 31, 2007 as compared to the Year Ended December 31, 2006 and Year Ended December 31, 2005

Net Revenues, page 25

5. Your analysis and explanation for the change in net revenues between periods provides the business reasons for the change, but does not quantify the dollar impact of each component of the change. For example, you disclose that Broadway Ticketing net revenue for fiscal 2007 increased $13.6 million, or 14% as a result of an increase in sales to consumers, the purchase of the Showtix business in February 2007, ticket price increases by theaters, increases in service fees on individual ticket sales and increase in the number of tickets sold. You provided five business reasons for the change, but failed to quantify in dollars the impact of any of them. We note the same observation for your discussion of the increase of 10% in net revenue for Ad Sales where several business reasons caused the change in 2007, but your disclosure does not state the amount each contributed. Accordingly, in circumstances where there is more than one business reason for the change, please quantify the incremental impact of each individual business reason discussed had on the overall change. See Item 303(a)(3) of Regulation S-K.

Critical Accounting Policies, page 32

6. You disclose several critical accounting policies that affect the more significant judgments and estimates used in the preparation of your consolidated financial statements. However, it appears that in each area, your discussion here is essentially a duplication of your disclosures in Note 2 – Summary of Significant Accounting Policies. Perhaps you should consider changing the heading here to "Critical Accounting Estimates" so as to differentiate your discussion here from your disclosures in Note 2. In this regard, please revise your disclosures of critical estimates to remove the duplications and expand your discussion to disclose and quantify the actual dollar amount of each significant estimate for each period presented and also disclose the assumptions used to determine these estimates. Further, please be sure that your discussion includes the factors you use to arrive at each estimate, why your estimates are difficult to measure and how accurate each estimate and assumption has been based on historical experience. Your current discussion provides the actual estimates for only the allowance for doubtful accounts for each period presented. In addition, with respect to tickets being purchased, explain to us and disclose if you estimate

amounts relating to rebates you receive from vendor based on volume of tickets purchased. Your revised discussion should indicate how sensitive each estimate and assumption is to change, and based on other outcomes that are reasonably likely to occur and the impact these potential changes could have on your results of operations. In addition, please identify those critical accounting estimates that have not had a significant effect on your financial condition and operating results in the past, but are reasonably likely to change and have a significant effect on your operating results in future periods. For further guidance, please refer to Section V of SEC Release No. 33-8350.

Operating Expenses

Cost of Revenues – Ticketing, page 27

7. Please revise your disclosure to indicate the amount or percent of the change between periods. We note cost of revenues – ticketing increased $11.4 million, or 14% during 2007, but your disclosure does not disclose this amount. Further, you do not appear to identify the business reasons for the change between 2007 and 2006. In this regard, please identify and quantity the impact of each business reason contributing to the overall change in cost of revenues – ticketing for all periods presented. Refer to Item 303(a)(3) of Regulation S-K.

Editorial, Production, Development and Technology, page 27

8. Please expand your disclosure to identify the amount of the change and disclose the dollar impact of each business reason responsible for the overall increase during 2007.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Inventories Held For Sale and Deferred Ticket Costs, page 46

9. We note that ticket inventories held for sale are carried at cost. Please explain if due to the lack of demand you sell tickets to live performances at prices below cost. If so, explain how you estimate, the amount estimated for all periods presented and how you reflect these markdowns in your financial statements each period.

Revenue Recognition, page 48

10. You disclose that you report ticket revenue on a gross basis from the sale of
certain tickets for live theater performances on Broadway, off-Broadway sold to
individuals, groups, travel agencies, tour groups and educational organizations.
Please clarify and expand your disclosure to indicate you are the primary obligor
on gross revenue transactions and disclose under what circumstances, if any,
customers have the right to return tickets.

Barter Transactions, page 49

11. Please disclose the amount of revenue and expense recognized from advertising
barter transactions for each income statement period presented. See paragraph 8
of EITF 99-17.

Earnings Per Common Share, page 49

12. Please revise your disclosure to provide the information required by paragraph 40
of SFAS 128.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2007

Directors and Executive Officers, page 1

13. Please revise to describe the business experience of Messrs. Hoffman and
McAllan for the past five years, or clarify your disclosure by adding dates or the
duration of employment. Refer to Item 401(e) of Regulation S-K.

Executive Compensation Policies and Objectives, page 5

14. Please clarify your policies for allocating between long-term and currently paid
out compensation. See Item 402(b)(2)(i) of Regulation S-K.

Role of the Compensation Committee, page 5

15. We note your disclosure that the compensation committee of the board of
directors administers the compensation of your executive officers with input from
the Chief Executive Officer and/or other executives. Please disclose fully the role
of the executive officers in determining or recommending the amount or form of
executive compensation. See Item 402(b)(2)(xv) of Regulation S-K.

Setting Executive Compensation, page 5

16. We note in your discussion that you review and consider, among other factors,
"compensation levels at comparable companies." Please revise to identify the

benchmark and its components, including component companies, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

Stock Option Grants and Equity-Based Compensation, page 7

17. We note your discussion of the compensation committee's functions in connection with the granting of stock options. Please elaborate and specify the factors that are considered in making stock option grants.

Form 10-Qs for Fiscal Quarters Ended March 31, 2008 and June 30, 2008

18. As applicable, please apply the above comments to your quarterly reports on Form 10-Q.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Milwood Hobbs, (202) 551-3241 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director